Exhibit 21

Subsidiaries of the Registrant

Palomar Medical Technologies, Inc.	Delaware corporation

Palomar Medical Products, Inc.	Delaware corporation

Palomar Medical Technologies B.V.	The Netherlands corporation

Palomar Medical Technologies (Australia) Pty Ltd	The Australia corporation